May 24, 2016

BY EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 000-28018

Dear Ms. Collins:

Yahoo! Inc. received your letter dated May 12, 2016 setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission concerning the above referenced Form 10-K. The comment letter asked us to provide the information requested in your letter within ten business days or to advise the Staff when we will provide the requested response.

Our counsel, Robert Plesnarski of O’Melveny & Myers LLP, spoke to Staff Accountant Joyce Sweeney and requested and received a further extension of time so that we can devote the appropriate time and resources to consider the Staff’s comment and to complete our response. We intend to provide our response to the comment letter by June 10, 2016.

Please contact Robert Plesnarski at (202) 383-5149 or the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ RONALD S. BELL
By:	Ronald S. Bell
Title:	General Counsel and Secretary

cc:	Joyce Sweeney, Staff Accountant

Marissa A. Mayer, Chief Executive Officer

Ken Goldman, Chief Financial Officer

Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,

Deputy General Counsel

Carrie Darling, Vice President, Associate General Counsel

Robert Plesnarski, O’Melveny & Myers LLP